Exhibit 4.2

DESCRIPTION OF Emclaire COMMON STOCK

The following is a description of the material terms of the common stock of Emclaire Financial Corp (“Emclaire”). We urge you to read the applicable provisions of Pennsylvania law, the articles of incorporation and bylaws of Emclaire, and federal law governing bank holding companies in their entirety. Unless otherwise indicated, references in this description to “we,” “us” and “our” refer to Emclaire. In addition, we refer to Emclaire’s banking subsidiary, The Farmers National Bank of Emlenton, as “Farmers National.”

General

Emclaire is authorized to issue 12,000,000 shares of common stock, $1.25 par value per share, and 3,000,000 shares of serial preferred stock, $1.00 par value per share. Each share of Emclaire common stock has the same relative rights and is identical in all respects to each other share of Emclaire common stock.

The common stock represents nonwithdrawable capital, is not a deposit account of any type, and is not insured by the FDIC or any other government agency.

Common Stock

Voting Rights. The holders of shares of Emclaire common stock have exclusive voting rights in Emclaire. They elect Emclaire’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Except as discussed below under “Anti-Takeover Effects of Certain Provisions of Emclaire’s Documents and Law,” each holder of shares of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue any shares of preferred stock, holders of the preferred stock may also possess voting rights.

Dividends. Emclaire may pay dividends if, as and when declared by its board of directors. The payment of dividends is limited by law and applicable regulation. The holders of shares of common stock will be entitled to receive and share equally in dividends declared by the board of directors. The holders of any preferred stock that we issue may have a priority over the holders of common stock with respect to dividends.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Emclaire, the holders of shares of common stock would be entitled to receive all of the assets of Emclaire available for distribution, after payment or provision for payment of all debts and liabilities. The holders of any preferred stock that Emclaire issues may have a priority over the holders of the common stock upon liquidation or dissolution.

In the event of any liquidation, dissolution or winding up of Farmers National, Emclaire, as the sole holder of Farmers National’s capital stock, would be entitled to receive all of the assets of Farmers National available for distribution, after payment or provision for payment of all debts and liabilities of Farmers National, including all deposit accounts and accrued interest, and after distribution of the balance in the liquidation account to eligible account holders and supplemental eligible account holders.

Preemptive Rights. Holders of shares of common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

Preferred Stock

Emclaire is authorized to issue up to 3,000,000 shares of serial preferred stock. Emclaire’s board of directors has the authority to fix and determine the voting rights, designations, preferences and other special rights of the preferred stock. Emclaire’s board of directors can, without shareholder approval, authorize shares of preferred stock to be issued with voting, dividend, liquidation and conversion rights that rank higher to the rights of the common stock. The issuance of preferred stock, therefore, could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

In connection with the acquisition of Community First Bancorp, Inc. in October 2018, Emclaire issued 286,888 shares of Series C, non-cumulative preferred stock and 133,705 shares of Series D, non-cumulative preferred stock. The Emclaire preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up, ranks senior to Emclaire’s common stock, and to all classes or series of equity securities issued by Emclaire which provide that their terms shall rank junior to the Emclaire preferred stock.

Anti-Takeover Effects of Certain Provisions of Emclaire’s Charter Documents and Law

The following discussion is a general summary of certain provisions of federal and Pennsylvania law and Emclaire’s articles of incorporation and bylaws that may be deemed to have an “anti-takeover” effect.

Emclaire’s Amended and Restated Articles of Incorporation and Bylaws. Emclaire’s amended and restated articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might be deemed to have a potential anti-takeover effect. In addition, these provisions will also render the removal of Emclaire’s board of directors or management more difficult.

Directors. Emclaire’s board of directors is classified into three classes. The members of each class are elected for a term of three years, and only one class of directors is elected annually. Therefore, it takes at least two annual elections to replace a majority of the board.

Shareholder Nominations. Shareholders who would like to nominate candidates for election to Emclaire’s board of directors at an annual meeting of shareholders must give advance notice and provide certain information to Emclaire.

Special Meetings. Special meetings of our shareholders may only be called by the president of Emclaire, or the majority of the board of directors or the board’s executive committee.

Cumulative Voting. Cumulative voting rights do not exist with respect to the election of directors.

Preferred Stock. Emclaire’s board of directors has the authority to issue shares of preferred stock, without shareholder approval, with voting, dividend, liquidation and conversion rights that rank higher to the rights of Emclaire common stock and that could impede an attempt to gain control of Emclaire.

Merger, Consolidation, Liquidation or Dissolution. A merger, consolidation, liquidation or dissolution of Emclaire, or any action that would result in the sale or other disposition of all or substantially all of our assets, must be approved by the affirmative vote of the holders of at least two-thirds of the shares of common stock, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof. Provided, however, this two-thirds vote requirement shall not apply if the merger or other transaction is first approved by a majority of the board of directors then in office then the merger or consolidation will only require such affirmative vote as may be required by applicable law.

Amendment to Articles of Incorporation and Bylaws. Under Pennsylvania law, amendment of Emclaire’s amended and restated articles of incorporation, except for certain provisions, requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter.

Amendment of Emclaire’s bylaws requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock or a majority vote of the members of the board of directors. Any amendment of the bylaws by a majority vote of the board may be changed by the affirmative vote of the holders of two-thirds of the outstanding shares of common stock.

Pennsylvania Business Corporation Law. The Pennsylvania Business Corporation Law (the “PBCL”) also contains certain applicable provisions that may have the effect of deterring or discouraging an attempt to take control of Emclaire. These provisions, among other things:

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Require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation;

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Prohibit for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a person or group beneficially owning 20% or more of a public corporation’s voting power;

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Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights;

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Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 18 months;

●	Expand the factors and groups, including shareholders, which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

●	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

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Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

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Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

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Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Emclaire’s articles of incorporation do not provide for an exemption from any of these provisions.

Change in Control Regulations. Under applicable regulations of the Board of Governors Federal Reserve System (“Federal Reserve Board”), any person, which includes an individual or an entity, acting directly or indirectly, or through or in concert with one or more persons, must give the Federal Reserve Board at least 60 days prior written notice before acquiring control of a bank or bank holding company. Control is considered to exist when a person, among other things, acquires ownership, control, or power to vote 25 percent or more of the outstanding shares of any class of voting securities of the financial institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10 percent of any class of voting stock, or of more than 25 percent of any class of stock, of a bank or bank holding company, where certain enumerated control factors are also present in the acquisition.

Pennsylvania law has a similar statute except that control is considered to have been acquired when a person, among other things, has acquired more than 10 percent (or 5 percent in certain circumstances) of any class of the outstanding shares of an institution or corporation or the ability to control the election of a majority of the directors of an institution or corporation.